Oaktree Acquisition Corp.

333 South Grand Avenue, 28th Floor

Los Angeles, CA 90071

December 2, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attention: Tracey McKoy

Re:	Oaktree Acquisition Corp.

Registration Statement on Form S-4

Filed October 23, 2020

File No. 333-249622

Dear Ms. McKoy:

This letter sets forth responses of Oaktree Acquisition Corp. (“OAC”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter, dated November 19, 2020, with respect to the above referenced Registration Statement on Form S-4 (File No. 333-249622) (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth OAC’s response to each of the numbered comments immediately below each numbered comment.

In addition, OAC has revised the Registration Statement in response to the Staff’s comments and OAC is concurrently filing Amendment No. 1 to the Registration Statement with this letter, which reflects these revisions and updates certain other information. Page numbers in the text of OAC’s responses correspond to page numbers in the Registration Statement, as so amended (the “Amended Registration Statement”).

Registration Statement on Form S-4 filed October 23, 2020

Summary of the Proxy Statement/Prospectus, page 1

1.	Staff’s Comment: Rather than only providing a cross-reference, please disclose summary risk factors and material U.S. federal income tax considerations in the Summary.

Response: OAC acknowledges the Staff’s comment and has revised the Summary beginning on page 27 to include summary risk factors and has revised the disclosure on page 25 to include a summary of U.S. federal income tax considerations.

2.

Staff’s Comment: We note that Hims engages service providers, including physicians through the Affiliated Medical Groups and partner pharmacies, to provide its telemedicine and prescription services. Please revise the Company Overview to clearly describe the company’s relationship with the Affiliated Medical Groups for the provision of its telemedicine services and partner pharmacies for its prescription services, the arrangements governing these relationships, and the regulatory landscape applicable to the company’s business model. Please also provide more information regarding the non-prescription products provided by the company. As currently drafted there is no discussion of the mechanics of the business or its operations in this section.

Response: OAC acknowledges the Staff’s comment and has revised the Business Summary beginning on page 1 to include a discussion of the matters identified in the Staff’s comment.

Quorum and Vote of OAC Shareholders, page 11

3.

Staff’s Comment: It appears you have not included the disclosure required by Item 3(h) of Part I.A. of Form S-4 comparing the percentage of outstanding shares entitled to vote held by directors, executive officers and their affiliates, and the vote required for approval of the proposed transaction. Please revise or advise.

Response: OAC acknowledges the Staff’s comment and has revised its disclosure on page 11 to include the vote required to approve the proposals presented to OAC’s shareholders in the Amended Registration Statement.

Risk Factors, page 27

4.

Staff’s Comment: Please include information regarding the conflict of interest that may be posed by the post-closing incentive bonus that may be awarded to certain Hims employees, including members of management, after the closing of the business combination in the risk factors section, where appropriate.

Response: OAC acknowledges the Staff’s comment and has revised its disclosure on page 52 of the Amended Registration Statement.

We operate in highly competitive markets..., page 32

5.

Staff’s Comment: We note your disclosure on page 223 that some state and federal regulatory authorities have lowered some of the barriers to the practice of telehealth in order to make remote healthcare services more accessible in response to COVID-19. Although you state that it is unclear whether these changes will have a long-term impact on the adoption of telehealth services by the general public or legislative and regulatory authorities, please expand your disclosure to include a discussion of this competitive risk here or under an appropriate heading.

Response: OAC acknowledges the Staff’s comment and has revised its disclosure on page 42 of the Amended Registration Statement.

We depend on a number of other companies to perform…, page 40

6.

Staff’s Comment: We note the risk factor detailing Hims’ dependence on the Affiliated Medical Groups and the company’s partner pharmacies. Please revise your disclosure to name those Affiliated Medicals Groups and/or partner pharmacies that are material to the company’s business on an individual basis, disclose the material terms of such agreements and file such agreements as exhibits. In this regard we note your mention of Ochsner Health and Mount Sinai Health System on page 217. See Item 601(b)(10) of Regulation S-K.

Response: OAC acknowledges the Staff’s comment and advises the Staff that Hims does not believe that its agreements with Ochsner Health and Mount Sinai Health System are material under Item 601(b)(10) of Regulation S-K. While Hims’ business is dependent on Affiliated Medical Groups and partner pharmacies generally, Hims does not believe that any agreement with an Affiliated Medical Group or partner pharmacy is material on an individual basis when evaluated under the standard set forth in Item 601(b)(10) of Regulation S-K. A general description of Hims’ agreements with Affiliated Medical Groups can be found on page 232 of the Amended Registration Statement and disclosure has been added on page 257 of the Amended Registration Statement to describe generally Hims’ agreements with partner pharmacies. The disclosure on page 257 has been revised to name two partner pharmacies with whom Hims works.

Pursuant to Item 601(b)(10)(i) of Regulation S-K, a contract is considered a material contract and must be filed if it is entered into outside of the ordinary course of business. Even if a contract is entered into in the ordinary course of business, it must be filed pursuant to Item 601(b)(10)(ii) of Regulation S-K if it is deemed to fall within one or more of the categories set forth in subsections (A) through (D) thereof. Hims believes that the only potentially relevant category is subsection (B), which relates to substantial dependence, and that it is not substantially dependent on any single agreement identified in the Staff’s comment letter for the reasons set forth below.

Hims is party to collaboration agreements with each of Ochsner Health and Mount Sinai Health System. These health systems are not Affiliated Medical Groups, as defined in the Amended Registration Statement. Healthcare providers affiliated with these entities are not providing clinical services on the Hims platform by virtue of the collaboration agreements. Rather, the Hims collaboration agreements with Ochsner Health and Mount Sinai Health System provide customers with access to appointments for in-person care within these health systems. Certain medical conditions may require follow-up or in-person medical care not accessible through Hims’ telehealth platform. Hims believes that its collaborations with in-person health systems are part of the ordinary course of business for telehealth companies. While it values its relationships with Ochsner Health and Mount Sinai Health System as a means to assist its customers in accessing care it cannot provide, Hims and its business is in no way dependent on these arrangements, and Hims does not believe that it is substantially dependent on them within the meaning of Item 601(b)(10). The collaboration agreements do not involve any monetary exchange – neither party receives any compensation or financial incentive of any kind. To date, Hims has not generated meaningful revenue because of these relationships and Hims does not believe that losing one of these relationships would materially impair Hims’ ability to operate its core business as currently contemplated. These relationships are also non-exclusive and Hims expects to continue to explore similar relationships with other health systems. As a result of these factors, Hims does not believe that its agreements with Ochsner Health and Mount Sinai Health System need to be filed as exhibits to the Amended Registration Statement.

Due to the prohibition on the corporate practice of medicine adopted by a majority of states in the U.S., Hims has established contractual arrangements with Affiliated Medical Groups to enable their provision of clinical services to Hims’ customers. Given these prohibitions, Hims believes that its agreements with Affiliated Medical Groups constitute ordinary course arrangements for a corporate entity operating a telehealth platform and Hims believes that it is not dependent on any single Affiliated Medical Group or agreement. Hims has contractual relationships with more than 12 Affiliated Medical Groups, all of which were formed with the assistance of Hims to provide services to patients exclusively through the Hims platform. Hims provides exclusive administrative services and support to the Affiliated Medical Groups such that the Affiliated Medical Groups are dependent on Hims, and the Affiliated Medical Groups do not hold any assets other than contractual relationships with providers. Under its contractual arrangements with the Affiliated Medical Groups, Hims can require transfer of ownership of the Affiliated Medical Groups to other physicians it designates upon the occurrence of certain events. Additional Affiliated Medical Groups can be established quickly and on an as-needed basis. The structure of these relationships is largely consistent allowing Hims to work efficiently with physician owners who work with Hims to establish additional Affiliated Medical Groups to the extent Hims deems necessary. These factors minimize Hims’ dependence on any single Affiliated Medical Group or underlying contractual relationship.

As discussed in the Amended Registration Statement, Hims is currently in the process of opening an affiliated pharmacy dedicated to its operations. Presently, Hims also maintains relationships with two different third-party pharmacies to fulfill medications prescribed on Hims’ platform. Hims has sole discretion in determining which partner pharmacy fills a customer’s prescription. This flexibility is expected to increase further when the affiliated pharmacy dedicated to Hims’ operations comes online. Hims also believes that it could pursue relationships with other partner pharmacies in the market in the event that Hims loses its relationship with a current partner. Based on its knowledge of the market, Hims believes that it could enter into alternative arrangements with another partner pharmacy without a substantial disruption of its current business. Accordingly, Hims believes that it is not required to file its agreements with partner pharmacies as exhibits to the Amended Registration Statement.

The unaudited pro forma financial information included elsewhere in this proxy statement/prospectus… page 63

7.

Staff’s Comment: We note the business combination will be accounted for as a reverse recapitalization with no goodwill or other intangible assets recorded. Please revise this risk factor to properly describe the accounting methodology for the transaction as no purchase consideration will be allocated to goodwill.

Response: OAC acknowledges the Staff’s comment and further acknowledges that in the reverse recapitalization no purchase consideration will be allocated to goodwill. OAC has revised its risk factor disclosure on page 74 to more precisely address the risk factor related to the presentation of unaudited pro-forma financial information in the Amended Registration Statement. It was determined that the description of the business combination accounting was not necessary to address this risk factor and, therefore, removed it from the risk factor.

Governing Documents Proposal D – Approval of Other Changes in Connection with Adoption of the Proposed Governing Documents, page 130

8.

Staff’s Comment: We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Exchange Act. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.

Response: OAC acknowledges the Staff’s comment and has revised its disclosure on pages 85, 140, 141, and 302.

Information About Hims, page 205

9.	Staff’s Comment: Please ensure that the text on all graphics included in this section, including footnotes, is legible. By way of example, we refer to the sourcing information on page 207.

Response: OAC acknowledges the Staff’s comment and has revised its disclosure on pages 219, 220, 222, 226 and 227 so that all text on graphics, including footnotes, is legible.

Our Competitive Advantage, page 212

10.

Staff’s Comment: We note your statement that Hims believes “existing healthcare incumbents will find it difficult to replicate” its value proposition. Because it does not appear that your technology is patented, please clarify why this is the case.

Response: OAC acknowledges the Staff’s comment and has revised its disclosure on page 224 of the Amended Registration Statement to remove the statement identified by the Staff.

Our Business Model, page 215

11.

Staff’s Comment: Please revise your disclosure to provide more detailed information regarding the non-prescription products sold by Hims. Please ensure the disclosure explains how such products are developed and commercialized, and any applicable regulations.

Response: OAC acknowledges the Staff’s comment and has revised its disclosure on pages 226 and 227 of the Amended Registration Statement.

Marketing, page 217

12.

Staff’s Comment: The purpose of your registration statement is not to serve as marketing materials for your business or interface. The graphics on pages 219-220 and 227-231 do not appear to provide nor enhance relevant and meaningful disclosure that investors can use to make an informed investment decision. Please remove them.

Response: OAC acknowledges the Staff’s comment and has removed the graphics from the Amended Registration Statement.

Our People and Culture, page 220

13.	Staff’s Comment: Please explain how the “Affiliated Medical Groups” are affiliated with Hims & Hers where this term is defined on page 220 and in the Selected Definitions section of the document.

Response: OAC acknowledges the Staff’s comment and has revised its disclosure on pages iii and 231 of the Amended Registration Statement.

Intellectual Property, page 221

14.

Staff’s Comment: We note that the disclosure on page 221 regarding intellectual property does not discuss patents; however, the risk factor starting on page 50 references patents and patent protection. Please revise your intellectual property disclosure to clearly describe on an individual basis any material patents or pending patent applications held by Hims, including the type of patent protection granted, the expiration of each, and the jurisdiction of each patent, or clarify in your disclosure that no patents are held at this time.

Response: OAC acknowledges the Staff’s comment and has revised its disclosure on pages 62 and 232 of the Amended Registration Statement to remove references to patents and patent protection. Hims does not hold any patents at this time.

Hims’ Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Business Metrics, page 237

15.

Staff’s Comment: We note your statement that Hims relies on selling its products through wholesale partnerships, and that its Wholesale Revenue increased by 2,124% from the six months ended June 30, 2019 to the six months ended June 30, 2020 primarily due to the fact that it began selling products to a new wholesale partner in March 2020. To the extent you believe Wholesale Revenue for the fiscal year ended December 31, 2020 will become a material portion of overall revenue, please disclose the name of this new wholesale partner and file the agreement governing the relationship as an exhibit to the prospectus. See Item 601 (b)(10)(ii)(b) of Regulation S-K.

Response: OAC acknowledges the Staff’s comment and has revised its disclosure on pages 239 and 243 of the Amended Registration Statement to remove reference to the significant percentage increase in Hims’ wholesale revenue. Hims’ wholesale revenue was $6.6 million for the nine months ended September 30, 2020, as compared to $0.2 million for the nine months ended September 30, 2019, which represents a percentage increase in excess of 2,500%. This percentage increase is not meaningful given that wholesale revenue increased from a nominal amount to several million as a result of Hims selling products to a new wholesale partner in the nine months ended September 30, 2020. For the nine months ended September 30, 2020, wholesale revenue represented approximately 6% of Hims’ total revenue. Hims does not currently expect wholesale revenue to represent 10% or more of total revenue for the fiscal year ending December 31, 2020.

In evaluating whether or not to name the wholesale partner and file the agreement governing the relationship pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K, Hims considered various relevant factors in determining whether or not its business is substantially dependent on the partner and the agreement. These factors included the percentage of total revenue generated in 2020 to date from this wholesale partner, the amount of total revenue and revenue expected to be generated in future reporting periods from this wholesale partner, the extent to which this wholesale partner is replaceable and Hims’ ability to attract and develop other wholesale relationships. After consideration of these factors, Hims concluded that its agreement with this wholesale partner was made in the ordinary course of business and that Hims is not currently substantially dependent on this agreement for the purpose of Item 601(b)(10)(ii)(B). For these reasons, Hims believes that OAC is not required to file this agreement as an exhibit to the Amended Registration Statement and is also not required to identify this wholesale partner by name.

Hims’ Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 245

16.

Staff’s Comment: You disclose on page 40 that you are currently in the process of opening an affiliated pharmacy dedicated to your operations, which will subject you to extensive federal, state, and local regulation. Please revise your disclosure to discuss the expected cash requirement to fully open and operate your pharmacy in accordance with applicable laws and regulations. Refer to Item 303(a)(1) and (2) of Regulation S-K.

Response: OAC acknowledges the Staff’s comment and has revised Hims’ Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Liquidity and Capital Resources to disclose the expected cash requirement fully open and operate Hims’ pharmacy and fulfillment center in accordance with applicable laws and regulation. The new disclosure indicates expected investment in property and equipment, as well as initial annual selling, general, and administrative expenses to manage Hims’ own pharmacy, warehousing, and fulfillment operations.

Indebtedness, page 247

17.	Staff’s Comment: Please file the loan agreements with Silicon Valley Bank and TriplePoint Venture Growth as exhibits to the registration statement.

Response: OAC acknowledges the Staff’s comment and has filed loan agreements with each of Silicon Valley Bank and TriplePoint Venture Growth as exhibits to the Amended Registration Statement.

Fair Value of Common Stock, page 251

18.

Staff’s Comment: Please expand your critical accounting policy disclosures to provide high level details regarding the methodologies and approaches used to value your common stock including the nature of the material assumptions involved. Please discuss the results of the third party valuations and whether these corroborated any internal valuations performed. Finally, provide additional detail regarding the extent to which recent sales of preferred stock and/or common stock in arms-length transactions represented significant inputs to provide investors with context of the extent to which your estimates were complex and subjective.

Response: OAC acknowledges the Staff’s comment and the critical accounting policy disclosure on page 258 related to stock-based compensation has been revised to include the nature of the material assumptions used and the results of third-party valuations. The third party valuations performed were based on the Market Approach, utilizing the Subject Company Transaction Method, and the results of the valuation Hims performed by Hims’ third party valuation expert did yield a fair value that was consistent with Hims’ estimates of the fair value. Additionally, Hims has disclosed that the Probability Weighted Expected Return Method was used to allocate the value of its common stock valuation which included considerations for recent sales of its Preferred Stock and for the committed price to be paid for common stock at the time of closing of the PIPE transaction. We contemporaneously considered secondary market transactions but did not utilize them as a valuation input as they were not arms-length. The third party valuation results were reviewed by Hims and information used to perform valuations corroborated through internal analysis.

Certain Relationships and Related Person Transactions Policies and Procedures for Related Party Transactions, page 284

19.

Staff’s Comment: Please revise your disclosure regarding related party transactions to provide information pursuant to the threshold set in Item 404(d)(1) of Regulation S-K applicable to smaller reporting companies, where the amount involved exceeds the lesser of $120,000 or one percent of the average of the smaller reporting company’s total assets at year end for the last two completed fiscal years.

Response: OAC acknowledges the Staff’s comment and has revised its disclosure on page 291 of the Amended Registration Statement.

Note 2, Summary of Significant Accounting Policies

Revenue Recognition, page F-46

20.	Staff’s Comment: Please revise to describe the typical period over which you satisfy your performance obligation to provide consultation services. Refer to ASC 606-10-50-12.

Response: In response to the Staff’s comment, OAC has revised Note 2. Summary of Significant Accounting Policies—Revenue Recognition to disclose the typical period over which Hims satisfies the performance obligation to provide consultation services. The new disclosure indicates that consultation services are typically performed over a period of a few days.

Note 8, Fair Value Measurements, page F-53

21.

Staff’s Comment: We note that the inputs to the BSM option-pricing model include the estimated fair value of the total equity value and that changes in the fair value of the underlying Preferred Stock would result in directionally similar impacts to the fair value measurement. Please revise to also include quantitative information about these significant unobservable inputs or tell us why such disclosure is not required. Refer to ASC 820-10-50-2(bbb).

Response: OAC acknowledges the Staff’s comment and has revised the Fair Value Measurements disclosure on page F-53 to provide additional information about the significant unobservable inputs in determining the fair value of Hims’ Preferred Stock warrant liability. In addition to listing remaining contractual term, the risk-free interest rate, exercise price, expected volatility based on the representative peer companies, Hims has also disclosed as unobservable inputs the estimated fair value of the Preferred Stock at measurement date and dividend yield. Hims believes these represent the main inputs impacting Level 3 fair value measurement of Preferred Stock warrant liability.

Exhibits

22.

Staff’s Comment: You have indicated that Exhibit 2.1, the Agreement and Plan of Merger, which is also included as Annex A, has certain information omitted as indicated by brackets and asterisks. However, we are unable to locate any such redactions in Annex A. Please advise.

Response: OAC confirms there are no redactions within Exhibit 2.1 nor Annex A and has revised the Exhibit Index accordingly. OAC has also filed that certain Plain English Growth Capital Loan and Security Agreement as Exhibit 10.10, which has certain information omitted as indicated by brackets and asterisks.

23.	Staff’s Comment: Please file the employment agreements with Messrs. Dudum, Lee and Henrich and Ms. Waters as exhibits to the registration statement. See Item 601(b)(10) of Regulation S- K.

Response: OAC acknowledges the Staff’s comment and has filed employment and separation agreements for Melissa Waters and Charles Henrich. OAC has also filed a severance agreement for Mr. Dudum. The severance agreement for Mr. Lee is being prepared and will be filed by amendment when available. Similarly, employment agreements for Mr. Dudum and Mr. Lee are in the process of being revised and OAC will file such agreements by amendment when available.

24.

Staff’s Comment: Please file an opinion as to the material tax consequences of the domestication and the merger. Refer to Item 601(b)(8) of Regulation S-K and Section III. of Staff Legal Bulletin No. 19.

Response: OAC acknowledges the Staff’s comment and has included such opinion as Exhibit 8.1.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Christian O. Nagler at (212) 446-4660 and Peter S. Seligson at (212) 446-4756 of Kirkland & Ellis LLP.

Sincerely,

By:	/s/ Patrick McCaney
	Name:	Patrick McCaney
	Title:	Chief Executive Officer

Via E-mail:

cc:	Christian O. Nagler

Peter S. Seligson

Kirkland & Ellis LLP

Trevor Knapp

Jeffrey Vetter

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP